Exhibit 11

COMPUTATION OF EARNINGS PER SHARE

	THREE MONTHS ENDED
	3/31/01	3/31/00
BASIC AND DILUTED

Net loss applicable to common stock:

Loss	$(354,900)	$(1,938,989)
Deduct preferred stock dividends paid	(31,830)	(31,830)

Net loss applicable to common stock	$(386,730)	$(1,970,819)

Weighted average number of common shares outstanding	2,749,523	2,170,634
Loss per share – Basic and Diluted	$(.14)	$(.91)

The exercise of outstanding stock options and convertible preferred stock were not included in the calculations of diluted earnings per share, as their effect would be antidilutive.